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NRG Energy, Inc.
804 Carnegie Center
Princeton, New Jersey 08540

March 1, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

  Re:
  NRG Energy, Inc.
  Registration Statement on Form S-4

Ladies and Gentlemen:

        Reference is made to the Registration Statement on Form S-4 (the "Registration Statement"), of NRG Energy, Inc. (the "Issuer"), and the other registrants listed on the signature pages hereto (collectively with the Issuer, the "Registrants"), originally filed on March 1, 2017, registering the offer to exchange up to $1,250 million aggregate principal amount of 6.625% Senior Notes due 2027 (together with the guarantees thereof, the "Exchange Notes") for a like aggregate principal amount of 6.625% Senior Notes due 2027 (together with the guarantees thereof, the "Old Notes").

        Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the "Staff") enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants' information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) cannot rely on the Staff's position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

        The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for

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the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional representation, in substantially the form set forth below:

    . .. . if it is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes: (1) the Old Notes to be exchanged for Exchange Notes were acquired by it as a result of market-making or other trading activities, (2) it has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (3) it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of such Exchange Notes; however, by so representing and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended.

*        *        *        *

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        If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Paul Zier of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2180.

Sincerely,
NRG ENERGY, INC.
By:	/s/ GAETAN C. FROTTE
	Name:	Gaetan C. Frotte
	Title:	Senior Vice President and Treasurer
GUARANTORS:

ACE ENERGY, INC.
ALLIED HOME WARRANTY GP LLC
ALLIED WARRANTY LLC
ARTHUR KILL POWER LLC
ASTORIA GAS TURBINE POWER LLC
BAYOU COVE PEAKING POWER, LLC
BIDURENERGY, INC.
CABRILLO POWER I LLC
CABRILLO POWER II LLC
CARBON MANAGEMENT SOLUTIONS LLC
CIRRO ENERGY SERVICES, INC.
CIRRO GROUP, INC.
CLEAN EDGE ENERGY LLC
CONEMAUGH POWER LLC
CONNECTICUT JET POWER LLC
COTTONWOOD DEVELOPMENT LLC
COTTONWOOD GENERATING PARTNERS I LLC
COTTONWOOD GENERATING PARTNERS II LLC
COTTONWOOD GENERATING PARTNERS III LLC
DEVON POWER LLC
DUNKIRK POWER LLC
EASTERN SIERRA ENERGY COMPANY LLC
EL SEGUNDO POWER LLC
EL SEGUNDO POWER II LLC
ENERGY ALTERNATIVES WHOLESALE, LLC
ENERGY CHOICE SOLUTIONS LLC
ENERGY PLUS HOLDINGS LLC
ENERGY PLUS NATURAL GAS LLC
ENERGY PROTECTION INSURANCE COMPANY
EVERYTHING ENERGY LLC
FORWARD HOME SECURITY, LLC
GCP FUNDING COMPANY, LLC

GREEN MOUNTAIN ENERGY COMPANY
GREGORY PARTNERS, LLC
GREGORY POWER PARTNERS LLC
HUNTLEY POWER LLC
INDEPENDENCE ENERGY ALLIANCE LLC
INDEPENDENCE ENERGY GROUP LLC
INDEPENDENCE ENERGY NATURAL GAS LLC
INDIAN RIVER OPERATIONS INC.
INDIAN RIVER POWER LLC
KEYSTONE POWER LLC
LANGFORD WIND POWER, LLC
LOUISIANA GENERATING LLC
MERIDEN GAS TURBINES LLC
MIDDLETOWN POWER LLC
MONTVILLE POWER LLC
NEO CORPORATION
NEO POWER SERVICES INC.
NEW GENCO GP, LLC
NORWALK POWER LLC
NRG ADVISORY SERVICES LLC
NRG AFFILIATE SERVICES INC.
NRG ARTESIAN ENERGY LLC
NRG ARTHUR KILL OPERATIONS INC.
NRG ASTORIA GAS TURBINE OPERATIONS INC.
NRG BAYOU COVE LLC
NRG BUSINESS SERVICES LLC
NRG BUSINESS SOLUTIONS LLC
NRG CABRILLO POWER OPERATIONS INC.
NRG CALIFORNIA PEAKER OPERATIONS LLC
NRG CEDAR BAYOU DEVELOPMENT COMPANY, LLC
NRG CONNECTED HOME LLC
NRG CONNECTICUT AFFILIATE SERVICES INC.
NRG CURTAILMENT SOLUTIONS HOLDINGS LLC
NRG CURTAILMENT SOLUTIONS, INC.
NRG DEVELOPMENT COMPANY INC.
NRG DEVON OPERATIONS INC.
NRG DISPATCH SERVICES LLC
NRG DISTRIBUTED GENERATION PR LLC
NRG DUNKIRK OPERATIONS INC.
NRG ECOKAP HOLDINGS LLC
NRG EL SEGUNDO OPERATIONS INC.
NRG ENERGY EFFICIENCY-L LLC
NRG ENERGY LABOR SERVICES LLC
NRG ENERGY SERVICES GROUP LLC
NRG ENERGY SERVICES INTERNATIONAL INC.
NRG HOME & BUSINESS SOLUTIONS LLC
NRG HOME SERVICES LLC
NRG HOME SOLUTIONS LLC
NRG HOME SOLUTIONS PRODUCT LLC

NRG HOMER CITY SERVICES LLC
NRG HQ DG LLC
NRG HUNTLEY OPERATIONS INC.
NRG IDENTITY PROTECT LLC
NRG ILION LP LLC
NRG INTERNATIONAL LLC
NRG MEXTRANS INC.
NRG MIDATLANTIC AFFILIATE SERVICES INC.
NRG MIDDLETOWN OPERATIONS INC.
NRG MONTVILLE OPERATIONS INC.
NRG NEW ROADS HOLDINGS LLC
NRG NORTH CENTRAL OPERATIONS INC.
NRG NORTHEAST AFFILIATE SERVICES INC.
NRG NORWALK HARBOR OPERATIONS INC.
NRG OPERATING SERVICES, INC.
NRG OSWEGO HARBOR POWER OPERATIONS INC.
NRG PACGEN INC.
NRG PORTABLE POWER LLC
NRG POWER MARKETING LLC
NRG RENTER'S PROTECTION LLC
NRG RETAIL LLC
NRG RETAIL NORTHEAST LLC
NRG ROCKFORD ACQUISITION LLC
NRG SAGUARO OPERATIONS INC.
NRG SECURITY LLC
NRG SERVICES CORPORATION
NRG SIMPLYSMART SOLUTIONS LLC
NRG SOUTH CENTRAL AFFILIATE SERVICES INC.
NRG SOUTH CENTRAL GENERATING LLC
NRG SOUTH CENTRAL OPERATIONS INC.
NRG SPV #1 LLC
NRG TEXAS C&I SUPPLY LLC
NRG TEXAS GREGORY LLC
NRG TEXAS HOLDING INC.
NRG TEXAS LLC
NRG TEXAS POWER LLC
NRG WARRANTY SERVICES LLC
NRG WEST COAST LLC
NRG WESTERN AFFILIATE SERVICES INC.
O'BRIEN COGENERATION, INC. II
ONSITE ENERGY, INC.
OSWEGO HARBOR POWER LLC
RE RETAIL RECEIVABLES, LLC
RELIANT ENERGY NORTHEAST LLC
RELIANT ENERGY POWER SUPPLY, LLC
RELIANT ENERGY RETAIL HOLDINGS, LLC
RELIANT ENERGY RETAIL SERVICES, LLC
RERH HOLDINGS, LLC
SAGUARO POWER LLC
SOMERSET OPERATIONS INC.
SOMERSET POWER LLC

TEXAS GENCO FINANCING CORP. TEXAS GENCO OPERATING SERVICES, LLC US RETAILERS LLC VIENNA OPERATIONS INC. VIENNA POWER LLC WCP (GENERATION) HOLDINGS LLC WEST COAST POWER LLC
By:	/s/ KRISSHNA KOOMAR
	Name:	Krisshna Koomar
	Title:	Vice President
NRG CONSTRUCTION LLC NRG ENERGY SERVICES LLC NRG MAINTENANCE SERVICES LLC NRG RELIABILITY SOLUTIONS LLC
By:	/s/ RACHEL SMITH
	Name:	Rachel Smith
	Title:	Treasurer
COTTONWOOD ENERGY COMPANY
By:	Cottonwood Generating Partners I LLC, its General Partner
By:	/s/ KRISSHNA KOOMAR
	Name:	Krisshna Koomar
	Title:	Vice President
COTTONWOOD TECHNOLOGY PARTNERS LP
By:	Cottonwood Generating Partners I LLC, its General Partner
By:	/s/ KRISSHNA KOOMAR
	Name:	Krisshna Koomar
	Title:	Vice President
NRG ILION LIMITED PARTNERSHIP
By:	NRG Rockford Acquisition LLC, its General Partner
By:	/s/ KRISSHNA KOOMAR
	Name:	Krisshna Koomar
	Title:	Vice President

NRG SOUTH TEXAS LP
By:	Texas Genco GP, LLC, its General Partner
By:	/s/ GAETAN C. FROTTE
	Name:	Gaetan C. Frotte
	Title:	Treasurer
TEXAS GENCO SERVICES, LP
By:	New Genco GP, LLC, its General Partner
By:	/s/ KRISSHNA KOOMAR
	Name:	Krisshna Koomar
	Title:	Vice President
NRG GENERATION HOLDINGS, INC. NRG GREENCO LLC TEXAS GENCO GP, LLC TEXAS GENCO LP, LLC TEXAS GENCO HOLDINGS, INC.
By:	/s/ GAETAN C. FROTTE
	Name:	Gaetan C. Frotte
	Title:	Treasurer

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NRG Energy, Inc. 804 Carnegie Center Princeton, New Jersey 08540 March 1, 2017